EXHIBIT 99.1

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

NEWS RELEASE

Kinross announces new appointments to Board of Directors

Toronto, Ontario, April 3, 2013 – Kinross Gold Corporation (TSX: K; NYSE: KGC) is pleased to announce the appointments of Mr. John Macken, Ms. Una Power, and Ms. Ruth Woods to its Board of Directors, effective immediately. Mr. Macken, Ms. Power, and Ms. Woods will be nominated as Directors for election by shareholders at the Kinross Annual General Meeting on May 8, 2013. The appointments bring membership on the Kinross Board of Directors to 12, following the retirement of Mr. George Michals in 2012.

Mr. Macken has extensive international mining operations and development experience. He served as President of Ivanhoe Mines from 2004 to 2012, and as Chief Executive Officer of Ivanhoe from 2006 to 2010. His responsibilities at Ivanhoe included development of the Oyu Tolgoi copper and gold project. Prior to joining Ivanhoe, Mr. Macken spent 19 years with Freeport-McMoRan Copper and Gold, and served as Senior Vice-President of Strategic Planning and Development. While at Freeport, he led the successful expansion of the Grasberg mining complex. He is currently Chairman of Western Lithium USA Corporation.

Ms. Power is Chief Financial Officer and Senior Vice-President, Corporate Planning and Business Development, at Nexen Inc., a former publicly-traded international oil and gas company that is a wholly-owned subsidiary of CNOOC Limited, with operations in North America, Europe, West Africa, South America and the Middle East.  Ms. Power has been a member of the Nexen executive leadership team for 15 years, and has extensive knowledge of debt and equity markets, risk management, financial reporting, audit functions, and investor relations.

Ms. Woods is Chief Operating Officer of Osler, Hoskin and Harcourt LLP, one of Canada’s leading business law firms, and has responsibility for finance, marketing, IT, talent management and facilities. Previously, she was a founding partner of Hugessen Consulting Inc., an executive compensation consulting firm specializing in board advisory work. Additionally, she had 22 years of executive experience in both investment banking and professional services management at Scotia Capital.

“These appointments significantly enhance our Board expertise in key areas, including mining operations, project development, finance, human resources, and compensation,” said John Oliver, Chairman of the Board. “We welcome the diverse perspectives and experience which these exceptionally talented and accomplished professionals bring to our Board.”

About Kinross Gold Corporation

Kinross is a Canadian-based gold mining company with mines and projects in Brazil, Canada, Chile, Ecuador, Ghana, Mauritania, Russia and the United States, employing approximately 9,000 people worldwide. Kinross maintains listings on the Toronto Stock Exchange (symbol:K) and the New York Stock Exchange (symbol:KGC).

Media Contact

Steve Mitchell
Vice-President, Corporate Communications
phone: 416-365-2726
steve.mitchell@kinross.com

Investor Relations Contact

Tom Elliott
Vice-President, Investor Relations
phone: 416-365-3390
tom.elliott@kinross.com